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                              November 22, 2021

       Yishai Cohen
       Chief Executive Officer
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed November 10,
2021
                                                            File No. 024-11648

       Dear Mr. Cohen:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amended Offering Statement on Form 1-A

       General

   1. We note your revised disclosure that a subscription will be accepted or rejected in whole or in part in the
Manager   s sole discretion promptly within 10 business days following receipt of the
Subscription Agreement. Please reconcile this disclosure with your further statement on page 2
that no subscriptions to a given Series will be accepted before title to the Property underlying
the relevant Series can be transferred to such Series, and clarify whether this would
delay rejection or acceptance of subscriptions beyond the 10 business day period.

               You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
       if you have questions regarding comments on the financial statements and related matters. Please
 Yishai Cohen
Landa App 2 LLC
November 22, 2021
Page 2

contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameYishai Cohen
                                                         Division of
Corporation Finance
Comapany NameLanda App 2 LLC
                                                         Office of Real Estate
& Construction
November 22, 2021 Page 2
cc:       Mark Schonberger, Esq.
FirstName LastName